SmarTone Telecommunications Holdings Limited

(Stock Code: 315)

082-05714

Interim Report 2006/2007



CONTENTS

CHAIRMAN'S STATEMENT

(Financial figures are expressed in Hong Kong dollars)

I am pleased to report the results of the Group for the six months ended 31 December 2006.

FINANCIAL HIGHLIGHTS

Revenues for the period increased to $2,102 million, representing a growth of 13%. Earnings before interest, tax, depreciation and amortisation ("EBITDA") grew by 10% to $437 million. Operating profit decreased by 20% to $48 million, reflecting the impact of higher handset subsidies. As compared to the previous six months, it stabilised and registered a modest growth of 5%. Profit attributable to equity holders was $44 million, an increase of 17% and 32% on the corresponding period last year and the preceding six months respectively. Earnings per share increased to 7.5 cents.

DIVIDEND

Your Board is not declaring the payment of an interim dividend, same as last year. Payment of final dividend for the year ending 30 June 2007 will be based on the Group's existing dividend policy.

BUSINESS REVIEW

HONG KONG MOBILE BUSINESS

SmarTone-Vodafone focuses on the delivery of differentiated and compelling customer propositions for its target segments. With this strategy, the company has been able to improve customer profile, and has delivered consistent growth in service revenue and ARPU over the past few years.

Mobile service revenue continued to increase during the period, with growth in revenue from data services and outbound roaming outweighing the decline in revenue from local voice and inbound roaming. Growth in data service revenue was mainly attributable to the rising popularity of 3G services. Local voice revenue dropped due to fierce price competition in the market, while the reduction in inbound roaming revenue was driven by the global trend of lowering wholesale roaming tariffs.

Blended ARPU for the period increased by 6% to $222. Postpaid ARPU grew by 6% to $254. Our total customer number increased to 1,093,000 as of 31 December 2006. 3G customer base is expanding as more compelling service propositions and a wider choice of devices are made available to customers. It now amounts to 190,000 and represents over 24% of postpaid customers. Postpaid churn rate remained stable and was at 2.3% in December 2006.

During the period, the company successfully launched a range of new compelling services for its target customer segments. These include SmarTone-Vodafone Mobile Broadband, one of the world's fastest mobile broadband services, offering secured, seamless and true broadband connection on the go all over Hong Kong and while travelling overseas; *PLUS*, a mobile investment tool for personal investors to better manage their investments and profit more from the markets; and MultiTalk, a voice-based multiple-recipient messaging service for work and play as an alternative to SMS.

SmarTone-Vodafone continues to enhance its services and extend its leadership in the market. Enhancements to its popular news service include introducing two new mobile TV channels, namely the BBC World and the 24-hour Chinese TV news. This provides customers with the hottest international and local news around-the-clock, and further reinforces its leadership in English news coverage on mobile. Bet-to-win has been upgraded with the All Up Calculator for working out the best money-spinning combination of bets, enabling customers to place complicated wagers very easily. ishow™, a blogging service that supports posting of photos and videos on mobile and the Internet, was enriched with myworld™, which offers public and private sharing.

SmarTone-Vodafone has been leading the field in bringing the widest choice and the highest quality for mobile devices. During the period, the company further enriched its range of exclusive devices for different target customer segments, riding on its partnerships with Sharp, Toshiba and Vodafone. Existing line-up of exclusive devices comprises full-featured 2G and 3G handsets offering richer customer experience for multimedia services, as well as business handheld devices enabling executives and professionals to manage both their personal and business lives with ease. All of these devices complement SmarTone-Vodafone's compelling service propositions and widen its differentiation from competitors.

Macau Mobile Business

Continuing to capitalise on the improving economy, the Macau business achieved growth in service revenue and profits, reflecting the increased customer base.

Prospects

Through driving the advancement of mobile services and providing customers with an enhanced mobile experience, your Company is staying at the forefront of revolutionising the way consumers use mobile communications as part of their everyday lives. I am confident that your Company, as a communications leader, will continue to enhance value for shareholders by further expanding the boundaries of the mobile lifestyle through supporting an even richer variety of advanced multimedia services.

Appreciation

I would like to take this opportunity to express my gratitude to our customers and shareholders for their support, our directors for their guidance, and our staff for their efforts and contributions.

Raymond Kwok Ping-luen
Chairman

Hong Kong, 1 March 2007

(Financial figures are expressed in Hong Kong dollars)

REVIEW OF FINANCIAL RESULTS

Driven by growth in service revenue and higher handset and accessory sales, revenues for the six months ended 31 December 2006 grew by 13% to $2,102 million from $1,859 million in the first half of 2005/06. Operating profit, however, fell by 20% year-on-year to $48 million from $60 million in the first half of 2005/06 amidst increased operating expenses and handset subsidy amortisation. Finance income doubled year-on-year to $48 million as a result of improved cash flows and rising interest rates. Finance costs, comprising mainly of accretion expenses, rose to $38 million from $33 million in the first half of 2005/06 as the renewal of the GSM and PCS licences added to the mobile licence fee liabilities and the corresponding accretion expenses. Income tax expense remained stable at $6 million. Profit attributable to equity holders of the Company for the six months ended 31 December 2006 rose to $44 million from $37 million in the first half of 2005/06.

Revenues increased by 13% to $2,102 million, as mobile service revenue, and handset and accessory sales rose by 10% and 21% year-on-year respectively.

- Mobile service revenue grew by 10% to $1,553 million from $1,406 million in the first half of 2005/06, with growth in revenue from data service and outbound roaming outweighing the decline in revenue from local voice and inbound roaming. Growth in data service revenue was mainly attributable to the rising popularity of 3G services. Local voice revenue dropped due to fierce price competition in the market, while the reduction in inbound roaming revenue was driven by the global trend of lowering wholesale roaming tariffs.

- Hong Kong blended ARPU for the six months ended 31 December 2006 rose by $12 to $222 from $210 in the first half of 2005/06, reflecting a continued improvement in the quality of customers from both the business and consumer segments. Growth in data and roaming revenue contributed significantly to this increase.

  Hong Kong postpaid ARPU for the six months ended 31 December 2006 recorded a 6% growth to $254 from $240 in the first half of 2005/06 despite a highly competitive market with heavy tariff discounting.

  Data service continued to be a key source of revenue growth for the Group, achieving a strong 51% year-on-year increase. This growth attests to the Group's continued success in enhancing the customer proposition to its 3G customer base who increasingly appreciate the benefits of 3G services. Increased data roaming usage as well as continued growth in SmarTone-Vodafone Mobile Email customers also contributed to the growth in data service revenue.

- Handset and accessory sales for the six months ended 31 December 2006 increased by 21% to $549 million from $454 million in the first half of 2005/06 primarily due to higher sales volume.

Cost of goods sold and services provided rose by 15% year-on-year to $859 million. Cost of inventories sold increased by 20% to $539 million from $449 million in the first half of 2005/06 in line with higher sales revenue. Cost of services provided grew by 7% to $320 million from $300 million in the first half of 2005/06, driven by higher interconnect, IDD and data service costs resulted from increased usage.

Other operating expenses (excluding depreciation, amortisation and loss on disposal of fixed assets) rose by $91 million to $805 million from $714 million in the first half of 2005/06. Increased network operating costs for continuing enhancement of network capacity, quality and coverage, higher marketing and sales costs incurred for the promotion of new services and handsets, and rising rental and utilities costs for stores and office premises were the major contributors.

Depreciation and disposal loss remained stable at $244 million.

Handset subsidy amortisation increased significantly by $50 million to $114 million from $64 million in the first half of 2005/06 due to the significant amounts of handset subsidies offered for customer acquisition and retention.

Finance income increased by $24 million to $48 million from $24 million in the first half of 2005/06 due to higher average balance of bank deposits and debt securities, and improved returns thereon. Finance costs rose by $5 million to $38 million from $33 million in the first half 2005/06 due to higher accretion expenses for mobile licence fee liabilities upon the renewal of the GSM and PCS licences.

Macau operations continued to grow during the six months ended 31 December 2006. Mobile service revenue rose by 14% to $101 million from $89 million in the first half of 2005/06 due to continued expansion in customer number. Operating profit rose by $5 million to $33 million from $28 million in the first half of 2005/06 amidst strong revenue growth, but was partially offset by higher network, sales and marketing expenses.

CAPITAL STRUCTURE, LIQUIDITY AND FINANCIAL RESOURCES

There had been no major changes to the Group's capital structure during the six months ended 31 December 2006. The Group was financed by share capital and internally generated funds during the period under review. The cash resources of the Group remain strong with cash and bank balances, and investments in held-to-maturity debt securities of $2,115 million at 31 December 2006.

During the six months ended 31 December 2006, the Group's net cash generated from operating activities and interest received amounted to $431 million and $47 million respectively. The Group's major outflows of funds during the period under review were payments for the purchase of fixed assets, handset subsidies, mobile licence fees and 2005/06 final dividend.

The directors are of the opinion that the Group can fund its capital expenditures and working capital requirements for the current financial year ending 30 June 2007 with internal cash resources.

TREASURY POLICY

The Group invests its surplus funds in accordance with a treasury policy approved from time to time by the board of directors. Surplus funds are placed as deposit with banks in Hong Kong or invested in investment grade debt securities. Bank deposits in Hong Kong are maintained in Hong Kong or United States dollars.

The Group's investments in debts securities are denominated in either Hong Kong or United States dollars with a maximum maturity of three years. The Group's policy is to hold its investments in debt securities until maturity.

As at 31 December 2006, the Group's total available banking facilities amounted to $100 million. No amount of the facilities was utilised as at 31 December 2006.

From time to time, certain banks issue performance bonds and letters of credit on behalf of the Group. In certain circumstances, the Group will partially or fully collateralise such instruments by cash deposits to lower the issuance costs. The total amount of pledged deposits as at 31 December 2006 was $330 million (30 June 2006: $320 million).

FUNCTIONAL CURRENCY AND FOREIGN EXCHANGE EXPOSURE

The functional currency of the Group is the Hong Kong dollar. All material revenues, expenses, assets and liabilities, except the Group's United States dollar bank deposits and debt securities, are denominated in Hong Kong dollars. The Group therefore does not have any significant exposure to foreign currency gains and losses other than from its United States dollar denominated bank deposits and debt securities. The Group does not currently undertake any foreign exchange hedging.

CONTINGENT LIABILITIES

PERFORMANCE BONDS

Certain banks, on the Group's behalf, have issued performance bonds to the telecommunications authorities of Hong Kong and Macau in respect of obligations under licences issued by those authorities. The total amount outstanding at 31 December 2006 under these performance bonds was $404 million (30 June 2006: $353 million).

LEASE OUT, LEASE BACK ARRANGEMENT

A bank, on the Group's behalf, had issued a letter of credit to guarantee the Group's obligations under a lease out, lease back arrangement entered into during the year ended 30 June 1999. This letter of credit is fully cash collateralised using surplus cash deposits. The directors are of the opinion that the risk of the Group being required to make payment under this guarantee is remote.

Employees and Share Option Scheme

The Group had 1,666 full-time employees as at 31 December 2006, with the majority of them based in Hong Kong. Total staff costs were $189 million for the six months ended 31 December 2006 (first half of 2005/06: $177 million).

Employees receive a remuneration package consisting of basic salary, bonus and other benefits. Bonus payments are discretionary and depend, inter-alia, on both the Group's performance and the performance of the individual employee. Benefits include retirement schemes, medical and dental care insurance. Employees are provided with both internal and external training appropriate to each individual's requirements.

The Group has a share option scheme under which the Company may grant options to participants, including directors and employees, to subscribe for shares of the Company. No share options were granted or exercised, and 359,000 share options were cancelled during the six months ended 31 December 2006. At 31 December 2006, 11,475,500 share options were outstanding.

To the Board of Directors of
SmarTone Telecommunications Holdings Limited

(Incorporated in Bermuda with limited liability)

Introduction

We have been instructed by the Company to review the interim financial statements set out on pages 9 to 28.

Respective responsibilities of directors and auditors

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of condensed consolidated interim financial information to be in compliance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA") and the relevant provisions thereof. The interim financial statements are the responsibility of, and have been approved by, the directors.

It is our responsibility to form an independent conclusion, based on our review, on the interim financial statements and to report our opinion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of these statements.

Review work performed

We conducted our review in accordance with Statement of Auditing Standards 700 "Engagements to Review Interim Financial Reports" issued by the HKICPA. A review consists principally of making enquiries of group management and applying analytical procedures to the interim financial statements and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial statements.

Review conclusion

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial statements for the six months ended 31 December 2006.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 1 March 2007

For the six months ended 31 December 2006
(Expressed in Hong Kong dollars)

	Note	Unaudited six months ended 31 December 2006 $000	2005 $000
Mobile services		**1,552,893**	1,405,937
Mobile telephone and accessory sales		**548,632**	453,530
Revenues	4	**2,101,525**	1,859,467
Cost of goods sold and services provided	5	**(859,354)**	(748,970)
Gross profit		1,242,171	1,110,497
Network costs	5	**(313,342)**	(272,946)
Staff costs		**(188,610)**	(177,230)
Sales and marketing expenses		**(163,428)**	(132,892)
Rental and utilities	5	**(72,019)**	(59,880)
Other operating expenses	5	**(67,703)**	(71,384)
Depreciation, amortisation and loss on disposal	5	**(389,372)**	(336,487)
Operating profit		**47,697**	59,678
Finance income	6	**48,408**	24,057
Finance costs	7	**(37,955)**	(33,237)
Profit before income tax		**58,150**	50,498
Income tax expense	8	**(6,396)**	(6,293)
Profit after income tax		**51,754**	44,205
Attributable to:			
Equity holders of the Company		**43,525**	37,045
Minority interests		**8,229**	7,160
		51,754	44,205
Earnings per share for profit attributable to the equity holders of the Company during the period	10		
(expressed in cents per share)			
Basic		**7.5**	6.4
Diluted		**7.5**	6.4
Dividends	9		
In respect of the period		**—**	—
Attributable to prior years paid in the period		**69,935**	116,558

CONSOLIDATED BALANCE SHEET

As at 31 December 2006 and 30 June 2006

(Expressed in Hong Kong dollars)

	Note	Unaudited 31 December 2006 $000	Audited 30 June 2006 $000
Non-current assets			
Fixed assets	11	1,812,480	1,924,064
Interest in an associate		1,812	1,812
Financial investments	12	60,567	72,224
Intangible assets	13	790,097	799,959
Deposits and prepayments – non-current portion	14	48,606	44,296
Deferred income tax assets		2,725	5,450
		2,716,287	2,847,805
Current assets			
Inventories		86,013	79,572
Financial investments	12	31,585	660,237
Trade receivables	14	191,501	151,895
Deposits and prepayments – current portion	14	77,309	75,291
Other receivables	14	26,862	30,435
Cash and bank balances	15	2,083,423	1,358,660
		2,496,693	2,356,090
Current liabilities			
Trade payables	16	120,398	158,225
Other payables and accruals		664,603	663,530
Current income tax liabilities		24,485	28,032
Customers' deposits		23,928	26,342
Deferred income		80,415	76,434
Mobile licence fee liabilities – current portion		55,771	52,407
		969,600	1,004,970
Net current assets		1,527,093	1,351,120
Total assets less current liabilities		4,243,380	4,198,925
Non-current liabilities			
Asset retirement obligations		40,541	38,328
Mobile licence fee liabilities – non-current portion		622,658	572,817
Deferred income tax liabilities		136,981	138,443
Net assets		3,443,200	3,449,337
Capital and reserves			
Share capital	17	58,188	58,279
Reserves		3,355,435	3,367,263
Total equity attributable to equity holders of the Company		3,413,623	3,425,542
Minority interests		29,577	23,795
Total equity		3,443,200	3,449,337

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 31 December 2006
(Expressed in Hong Kong dollars)

	Note	Unaudited six months ended 31 December 2006 $000	2005 $000
Net cash generated from operating activities		430,586	470,056
Net cash generated from/(used in) investing activities		371,766	(480,999)
Net cash used in financing activities		(88,647)	(110,841)
Net increase/(decrease) in cash and cash equivalents		713,705	(121,784)
Effect of foreign exchange rate change		1,337	(212)
Cash and cash equivalents at 1 July		1,038,530	437,673
Cash and cash equivalents at 31 December		1,753,572	315,677
Analysis of balances of cash and cash equivalents			
Cash and bank balances	15	2,083,423	645,071
Less: short-term pledged bank deposits	15	(329,851)	(329,394)
		1,753,572	315,677

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 31 December 2006

(Expressed in Hong Kong dollars)

	Unaudited								
	Attributable to equity holders of the Company							Minority interests	Total
	Share capital $000	Revaluation reserve $000	Capital redemption reserve $000	Contributed surplus $000	Employee share-based compensation reserve $000	Exchange reserve $000	Retained profits $000	$000	$000
At 1 July 2005	58,279	–	2,690	2,371,112	10,583	(3)	1,024,865	23,522	3,491,048
Currency translation differences	–	–	–	–	–	185	–	–	185
Employee share-based compensation	–	–	–	–	2,869	–	–	–	2,869
Payment of 2005 final dividend	–	–	–	–	–	–	(116,558)	–	(116,558)
Profit for the period	–	–	–	–	–	–	37,045	7,160	44,205
At 31 December 2005	58,279	–	2,690	2,371,112	13,452	182	945,352	30,682	3,421,749
At 1 July 2006	58,279	–	2,690	2,371,112	14,864	270	978,327	23,795	3,449,337
Currency translation differences	–	–	–	–	–	197	–	–	197
Cancellation of shares repurchased	(91)	–	91	(6,628)	–	–	(91)	–	(6,719)
Employee share-based compensation	–	–	–	–	727	–	–	–	727
Revaluation surplus of financial investments	–	20,286	–	–	–	–	–	–	20,286
Payment of 2006 interim dividend to a minority interest	–	–	–	–	–	–	–	(2,447)	(2,447)
Payment of 2006 final dividend	–	–	–	–	–	–	(69,935)	–	(69,935)
Profit for the period	–	–	–	–	–	–	43,525	8,229	51,754
At 31 December 2006	58,188	20,286	2,781	2,364,484	15,591	467	951,826	29,577	3,443,200

1 GENERAL INFORMATION

SmarTone Telecommunications Holdings Limited (the "Company") and its subsidiaries (together, the "Group") are principally engaged in the provision of mobile services and the sale of mobile telephones and accessories in Hong Kong and Macau.

The Company is a limited liability company incorporated in Bermuda. The address of its head office and principal place of business is 31/F, Millennium City 2, 378 Kwun Tong Road, Kwun Tong, Hong Kong.

The Company has its primary listing on The Stock Exchange of Hong Kong Limited (the "HKSE").

These unaudited condensed consolidated interim financial statements ("Interim Financial Statements") are presented in thousands of units of HK dollars ($000), unless otherwise stated. These Interim Financial Statements have been approved for issue by the board of directors on 1 March 2007.

2 BASIS OF PREPARATION

These Interim Financial Statements for the six months ended 31 December 2006 have been prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting". These Interim Financial Statements should be read in conjunction with the annual financial statements for the year ended 30 June 2006.

3 ACCOUNTING POLICIES

The accounting policies adopted are consistent with those of the annual financial statements for the year ended 30 June 2006, as described in the annual financial statements for the year ended 30 June 2006.

The following new standards, amendments to standards and interpretations are mandatory for the financial year ending 30 June 2007.

HKAS 21 (Amendment)	The Effects of Changes in Foreign Exchange Rates – Net Investment in a Foreign Operation [1]
HKAS 39 (Amendment)	Cash Flow Hedge Accounting of Forecast Intragroup Transactions[1] and The Fair Value Option [1]
HKAS 39 & HKFRS 4 (Amendment)	Financial Guarantee Contracts [1]
HKFRS - INT 4	Determining whether an Arrangement contains a Lease [1]
HK (IFRIC) - INT 8	Scope of HKFRS 2 [2]
HK (IFRIC) - INT 9	Reassessment of Embedded Derivatives [3]

1 Effective for annual periods beginning on or after 1 January 2006.
2 Effective for annual periods beginning on or after 1 May 2006.
3 Effective for annual periods beginning on or after 1 June 2006.

3 ACCOUNTING POLICIES *(continued)*

The above mentioned new standards, amendments to standards and interpretations did not result in substantial changes to the Group's accounting policies.

The following new standards, amendments to standards and interpretations have been issued but are not effective for the financial year ending 30 June 2007 and have not been early adopted.

HKAS 1 (Amendment)	Presentation of Financial Statements – Capital Disclosures [1]
HKFRS 7	Financial Instruments – Disclosures [1]
HK (IFRIC) - INT 10	Interim Financial Reporting and Impairment [2]

1 Effective for annual periods beginning on or after 1 January 2007.

2 Effective for annual periods beginning on or after 1 November 2006.

4 SEGMENT REPORTING

More than 90% of the Group's revenues and operating profit was attributable to its mobile communications operations. Accordingly, no analysis by business segment is included in these Interim Financial Statements.

Segment information is presented by way of geographical regions as the primary reporting format. An analysis of the Group's segment information by geographical segment is set out as follows:

	Six months ended 31 December 2006			
	Hong Kong $000	Macau $000	Elimination $000	Consolidated $000
Revenues	2,011,095	103,211	(12,781)	2,101,525
Operating profit	14,900	32,636	161	47,697
Finance income				48,408
Finance costs				(37,955)
Profit before income tax				58,150
Income tax expense				(6,396)
Profit after income tax				51,754

4 SEGMENT REPORTING *(continued)*

	Six months ended 31 December 2005			
	Hong Kong	Macau	Elimination	Consolidated
	$000	$000	$000	$000
Revenues	1,776,949	94,799	(12,281)	1,859,467
Operating profit	32,098	27,580	—	59,678
Finance income				24,057
Finance costs				(33,237)
Profit before income tax				50,498
Income tax expense				(6,293)
Profit after income tax				44,205

5 EXPENSES BY NATURE

	Six months ended 31 December	
	2006	2005
	$000	$000
Cost of inventories sold	**538,965**	449,125
Depreciation		
Owned fixed assets	**199,357**	184,888
Leased fixed assets	**43,588**	57,040
Amortisation		
Handset subsidies	**113,846**	63,958
Mobile licence fees	**31,091**	28,414
Operating lease rentals for land and buildings, transmission sites and leased lines	**272,895**	244,984
Provision for impairment of inventories	**900**	2,296
Loss on disposal of fixed assets	**1,490**	2,187
Net exchange (gain)/loss	**(650)**	7,366

6 FINANCE INCOME

	Six months ended 31 December 2006 $000	Six months ended 31 December 2005 $000
Interest income from debt securities		
Listed	677	4,086
Unlisted	1,501	8,628
	2,178	12,714
Interest income from deposits with banks and other financial institutions	44,903	11,343
Accretion income	1,327	—
	48,408	24,057

Accretion income represented changes in the rental deposits due to passage of time calculated by applying an interest method of allocation to the amount of rental deposits at the beginning of the period.

7 FINANCE COSTS

	Six months ended 31 December 2006 $000	Six months ended 31 December 2005 $000
Accretion expenses		
Mobile licence fee liabilities	37,153	31,323
Asset retirement obligations	801	1,838
Other borrowing costs	1	76
	37,955	33,237

Accretion expenses represented changes in the mobile licence fee liabilities and asset retirement obligations due to passage of time calculated by applying an interest method of allocation to the amount of the liabilities at the beginning of the period.

8 INCOME TAX EXPENSE

Hong Kong profits tax has been provided at the rate of 17.5% (2005: 17.5%) on the estimated assessable profit for the period. Income tax on overseas profits has been calculated on the estimated assessable profit for the period at the tax rates prevailing in the countries in which the Group operates.

The amount of income tax expense charged to the consolidated profit and loss account represents:

	Six months ended 31 December	
	2006	2005
	$000	$000
Current income tax		
Hong Kong profits tax	1,263	3,696
Overseas tax	3,870	2,190
Deferred income tax	1,263	407
	6,396	6,293

9 DIVIDENDS

	Six months ended 31 December	
	2006	2005
	$000	$000
In respect of the period		
Interim declared/paid, of nil per share (2005: nil per share)	–	—
Attributable to prior years paid in the period		
Final of $0.12 per share (2005: $0.20 per share)	69,935	116,558
	69,935	116,558

At a meeting held on 28 August 2006, the directors declared a final dividend of $0.12 per share for the year ended 30 June 2006, which was paid on 15 November 2006 and has been reflected as an appropriation of retained profits for the six months ended 31 December 2006.

10 EARNINGS PER SHARE

The calculations of basic and diluted earnings per share are based on the Group's profit attributable to equity holders of $43,525,000 (2005: $37,045,000).

The basic earnings per share is based on the weighted average number of shares in issue during the period of 582,715,303 (2005: 582,791,428). The diluted earnings per share is based on 582,715,425 (2005: 582,853,905) shares which is the weighted average number of shares in issue during the period plus the weighted average number of 122 (2005: 62,477) shares deemed to be issued at no consideration if all outstanding options had been exercised.

11 FIXED ASSETS

	$000
Opening net book amount at 1 July 2006	1,924,064
Additions	133,013
Disposals	(1,847)
Exchange differences	195
Depreciation	(242,945)
Closing net book amount at 31 December 2006	**1,812,480**
Opening net book amount at 1 July 2005	2,053,039
Additions	138,839
Disposals	(2,572)
Exchange differences	209
Depreciation	(241,928)
Closing net book amount at 31 December 2005	1,947,587
Additions	220,389
Disposals	(2,675)
Exchange differences	95
Depreciation	(241,332)
Closing net book amount at 30 June 2006	1,924,064

At 31 December 2006, the net book amount of fixed assets held by the Group under finance leases amounted to $240,378,000 (30 June 2006: $285,301,000).

12 FINANCIAL INVESTMENTS

	31 December 2006 $000	30 June 2006 $000
Available-for-sale financial assets	60,567	40,281
Held-to-maturity debt securities	31,585	692,180
	92,152	732,461
Less: held-to-maturity debt securities maturing within one year of the balance sheet date included under current assets	(31,585)	(660,237)
Total non-current financial investments	60,567	72,224

	Available-for-sale financial assets $000	Held-to-maturity debt securities $000	Total $000
Carrying value at 31 December 2006			
Listed outside Hong Kong	—	31,585	31,585
Unlisted, traded on inactive markets and of private issuers	60,567	—	60,567
	60,567	31,585	92,152

12 FINANCIAL INVESTMENTS *(continued)*

		$000
a	Available-for-sale financial assets	
	At 1 July 2006	40,281
	Revaluation surplus	20,286
	At 31 December 2006	**60,567**

		$000
b	Held-to-maturity debt securities	
	At 1 July 2006	692,180
	Amortisation	(402)
	Disposal	(660,238)
	Exchange differences	45
	At 31 December 2006	**31,585**

During the six months ended 31 December 2005 and 2006, no gain or loss arose on the disposal of held-to-maturity debt securities.

13 INTANGIBLE ASSETS

	Handset subsidies $000	Mobile licence fees $000	Total $000
Opening net book amount at 1 July 2006	168,462	631,497	799,959
Additions	69,023	66,052	135,075
Amortisation	(113,846)	(31,091)	(144,937)
Closing net book amount at 31 December 2006	**123,639**	**666,458**	**790,097**
Opening net book amount at 1 July 2005	51,073	642,637	693,710
Additions	188,257	—	188,257
Amortisation	(63,958)	(28,414)	(92,372)
Closing net book amount at 31 December 2005	175,372	614,223	789,595
Additions	95,341	47,262	142,603
Amortisation	(102,251)	(29,988)	(132,239)
Closing net book amount at 30 June 2006	168,462	631,497	799,959

14 TRADE AND OTHER RECEIVABLES

	31 December 2006 $000	30 June 2006 $000
Trade receivables	**207,497**	166,136
Less: provision for impairment of trade receivables	**(15,996)**	(14,241)
Trade receivables – net	**191,501**	151,895
Deposits and prepayments	**125,915**	119,587
Other receivables	**26,862**	30,435
	344,278	301,917
Less: deposits and prepayments – non-current portion	**(48,606)**	(44,296)
Current portion	**295,672**	257,621

14 TRADE AND OTHER RECEIVABLES *(continued)*

The Group allows an average credit period of thirty days to its subscribers and other customers. An ageing analysis of trade receivables, net of provisions, is as follows:

	31 December 2006 $000	30 June 2006 $000
Current to 30 days	171,492	138,200
31 - 60 days	16,003	10,769
61 - 90 days	2,129	2,547
Over 90 days	1,877	379
	191,501	151,895

There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers.

The Group has recognised a loss of $7,466,000 (2005: $6,646,000) for the impairment of its trade receivables during the six months ended 31 December 2006. The loss has been included in other operating expenses in the consolidated profit and loss account.

15 CASH AND BANK BALANCES

	31 December 2006 $000	30 June 2006 $000
Short-term pledged bank deposits (a)	329,851	320,130
Cash at bank and in hand	107,440	54,632
Short-term bank deposits	1,646,132	983,898
Cash and cash equivalents	1,753,572	1,038,530
	2,083,423	1,358,660

a Of the pledged bank deposits, $200,933,000 (30 June 2006: $181,733,000) has been pledged as cash collateral for the Group's 3G Licence performance bond as referred to in note 19 – "Commitments and contingent liabilities".

16 Trade payables

An ageing analysis of trade payables is as follows:

	31 December 2006 $000	30 June 2006 $000
Current to 30 days	52,364	92,994
31 - 60 days	46,232	28,922
61 - 90 days	6,866	7,860
Over 90 days	14,936	28,449
	120,398	158,225

17 Share capital

	Shares of $0.10 each	$000
Authorised:		
At 1 July 2006 and 31 December 2006	1,000,000,000	100,000
Issued and fully paid:		
At 1 July 2006	582,791,428	58,279
Repurchases of shares (a)	(913,500)	(91)
At 31 December 2006	581,877,928	58,188

a During the six months ended 31 December 2006, the Company repurchased 913,500 shares on the HKSE. These repurchased shares were cancelled prior to 31 December 2006. The total amount paid to acquire these shares of $6,719,000 was deducted from shareholders' equity.

Details of these repurchases are as follows:

Month of repurchase	Number of shares repurchased	Price per share Highest	Lowest	Aggregate price paid $000
November 2006	847,500	$7.45	$7.22	6,224
December 2006	66,000	$7.50	$7.50	495
	913,500			6,719

(Expressed in Hong Kong dollars)

18 EMPLOYEE SHARE OPTION SCHEME

Movements of the share options granted to the participants pursuant to the Company's share option scheme during the six months ended 31 December 2006 are as follows:

			Number of options				
Date granted	Exercise period	Exercise price per share $	Outstanding at 1 July 2006	Granted during the period	Exercised during the period	Cancelled/ Lapsed during the period	Outstanding at 31 December 2006
10 February 2003	10 February 2003 to 16 July 2011	9.29	3,000,000	—	—	—	3,000,000
10 February 2003	2 May 2003 to 1 May 2012	9.20	133,500	—	—	—	133,500
5 February 2004	5 February 2005 to 4 February 2014	9.00	8,122,000	—	—	(359,000)	7,763,000
6 December 2004	6 December 2005 to 5 December 2014	8.01	193,000	—	—	—	193,000
4 January 2005	4 January 2006 to 3 January 2015	8.70	193,000	—	—	—	193,000
1 March 2005	1 March 2006 to 28 February 2015	9.05	193,000	—	—	—	193,000
			11,834,500	—	—	(359,000)	11,475,500

19 COMMITMENTS AND CONTINGENT LIABILITIES

a Capital commitments

Capital commitments outstanding at 31 December 2006 not provided for in the Interim Financial Statements were as follows:

	31 December 2006 $000	30 June 2006 $000
Contracted for		
Fixed assets	**64,223**	41,932
Equity securities	**5,484**	7,628
Authorised but not contracted for	**373,190**	563,275
	442,897	612,835

b Operating lease commitments

The Group leases various retail outlets, offices, warehouses, transmission sites and leased lines under non-cancellable operating lease agreements. The leases have varying terms, escalation clauses and renewal rights.

At 31 December 2006, the total future minimum lease payments under non-cancellable operating leases are payable as follows:

	31 December 2006 $000	30 June 2006 $000
Land and buildings and transmission sites		
Within one year	**331,792**	310,143
After one year but within five years	**243,736**	257,311
After five years	**29,528**	35,264
	605,056	602,718
Leased lines		
Within one year	**31,614**	25,850
After one year but within five years	**3,820**	2,052
After five years	**2,438**	—
	37,872	27,902

19 COMMITMENTS AND CONTINGENT LIABILITIES *(continued)*

c Performance bonds

	31 December 2006 $000	30 June 2006 $000
Hong Kong 3G Licence	**401,865**	351,243
Other	**1,942**	1,942
	403,807	353,185

The performance bonds were issued by certain banks in favour of the Telecommunications Authorities of Hong Kong and Macau in accordance with various telecommunications licences issued by those authorities to the Group. The banks' obligations under the performance bonds are guaranteed by the Company and various subsidiaries of the Company.

On 22 October 2006, the fifth anniversary of the issue of the 3G Licence and subsequent to the payment of the fifth year spectrum utilisation fee of $50 million, the performance bond was revised. The revised bond was for $402 million with a duration of five years.

d Lease out, lease back agreements

Under certain lease out, lease back agreements entered into during the year ended 30 June 1999, a subsidiary of the Company has undertaken to guarantee the obligations of the intermediary lessees to the lessors as agreed at the inception of the lease for a period of 16 years. The directors are of the opinion that the risk of the subsidiary company being called upon to honour this guarantee is remote and accordingly the directors do not consider that an estimate of the potential financial effect of these contingencies can practically be made.

20 RELATED PARTY TRANSACTIONS

The Group is controlled by Cellular 8 Holdings Ltd, which owns 53% of the Company's shares. The remaining 47% of the shares are widely held. The ultimate parent of the Group is Sun Hung Kai Properties Limited ("SHKP"), a company incorporated in Hong Kong.

a During the six months ended 31 December 2006, the Group had significant transactions with certain related parties in the ordinary course of business as set out below. All related party transactions are carried out in accordance with the terms of the relevant agreements governing the transactions.

	Six months ended 31 December	
	2006	2005
	$000	$000
Operating lease rentals for land and buildings and transmission sites (i)		
Fellow subsidiaries	**32,496**	26,009
Insurance expenses (ii)		
Fellow subsidiaries	**2,199**	2,635

(i) Operating lease rentals for land and buildings and transmission sites
Certain subsidiaries and associated companies of SHKP have leased premises to the Group for use as offices, retail shops and warehouses and have granted licences to the Group for the installation of base stations, antennae and telephone cables on certain premises owned by them.

For the six months ended 31 December 2006, rental and licence fees paid and payable to subsidiaries and associated companies of SHKP totalled $32,496,000 (2005: $26,009,000).

(ii) Insurance expenses
Sun Hung Kai Properties Insurance Limited, a wholly-owned subsidiary of SHKP, provides general insurance services to the Group. For the six months ended 31 December 2006, insurance premiums paid and payable were $2,199,000 (2005: $2,635,000).

b At 31 December 2006, the Group had an interest in an associate, the major shareholder of which is a subsidiary of SHKP. The principal activity of the associate is to invest in an equity fund which primarily invests in technology related companies in the People's Republic of China.

20 RELATED PARTY TRANSACTIONS *(continued)*

c Key management compensation

	Six months ended 31 December 2006 $000	2005 $000
Salaries and other short-term employee benefits	11,890	14,710
Share-based payments	309	1,100
	12,199	15,810

d The trading balances set out below with SHKP and its subsidiaries (the "SHKP Group") (including buildings and estates managed by the SHKP Group) are included within the relevant balance sheet items:

	31 December 2006 $000	30 June 2006 $000
Trade receivables (note 14)	805	514
Deposits and prepayments (note 14)	6,877	3,942
Trade payables (note 16)	56	91
Other payables and accruals	1,813	5,716

The trading balances are unsecured, interest-free and repayable on similar terms to those offered to unrelated parties.

(Financial figures are expressed in Hong Kong dollars)

INTERIM DIVIDEND

The directors do not recommend the payment of an interim dividend for the six months ended 31 December 2006 (2005: Nil).

SHARE OPTION SCHEME

Pursuant to the terms of the share option scheme adopted by the Company on 15 November 2002 (the "Share Option Scheme"), the Company may grant options to the participants, including directors and employees of the Group, to subscribe for shares of the Company. Movements of the share options granted to the participants pursuant to the Share Option Scheme during the six months period ended 31 December 2006 are as follows:

Grantee	Date of grant	Exercise price $	Exercise period	Outstanding at 1 July 2006	Granted during the period	Exercised during the period	Cancelled/ Lapsed during the period	Outstanding at 31 December 2006
Directors								
Douglas Li	10 February 2003	9.29	10 February 2003 to 16 July 2011	3,000,000	—	—	—	3,000,000
Patrick Chan Kai-lung	10 February 2003	9.20	2 May 2003 to 1 May 2012	133,500	—	—	—	133,500
	5 February 2004	9.00	5 February 2005 to 4 February 2014	970,000	—	—	—	970,000
Employees	5 February 2004	9.00	5 February 2005 to 4 February 2014	7,152,000	—	—	(359,000)	6,793,000
	6 December 2004	8.01	6 December 2005 to 5 December 2014	193,000	—	—	—	193,000
	4 January 2005	8.70	4 January 2006 to 3 January 2015	193,000	—	—	—	193,000
	1 March 2005	9.05	1 March 2006 to 28 February 2015	193,000	—	—	—	193,000

Other than the share options stated above, no share options had been granted by the Company to the other participants pursuant to the Share Option Scheme.

Save as disclosed above, no other share options were granted, exercised, cancelled or lapsed during the period.

(Financial figures are expressed in Hong Kong dollars)

DIRECTORS' INTERESTS AND SHORT POSITIONS

At 31 December 2006, the interests of the directors, chief executive and their respective associates in shares, underlying shares and debentures of the Company and its associated corporations (as defined in the Securities and Futures Ordinance (the "SFO")) as recorded in the register maintained by the Company under section 352 of the SFO were as follows:

INTERESTS IN SHARES AND UNDERLYING SHARES OF THE COMPANY

	Shares				Equity derivatives		
Name of director	Personal	Spouse or child under 18	Controlled corporation	Others	Share options (Note)	Aggregate interests	Percentage of aggregate interests to issued capital
Raymond Kwok Ping-luen	—	—	—	2,237,767	—	2,237,767	0.38%
Douglas Li	—	—	—	—	3,000,000	3,000,000	0.52%
Patrick Chan Kai-lung	—	—	—	—	1,103,500	1,103,500	0.19%

Note: Information of the share options is listed below:

Name of director	Date of grant	Exercise price $	Outstanding at 1 July 2006	Granted during the period	Exercised during the period	Cancelled/ Lapsed during the period	Outstanding at 31 December 2006
Douglas Li (Note 1)	10 February 2003	9.29	3,000,000	—	—	—	3,000,000
Patrick Chan Kai-lung	10 February 2003	9.20	133,500	—	—	—	133,500
(Notes 2 & 3)	5 February 2004	9.00	970,000	—	—	—	970,000

Notes:

1. The options are exercisable at $9.29 per share during the period from 10 February 2003 to 16 July 2011. The options, in the original number of 5,000,000, can be exercised up to 20% from 10 February 2003, up to 40% from 17 July 2003, up to 60% from 17 July 2004, up to 80% from 17 July 2005 and in whole from 17 July 2006.

2. The options are exercisable at $9.20 per share during the period from 2 May 2003 to 1 May 2012. The options, in the original number of 200,000, can be exercised up to one-third from 2 May 2003, up to two-thirds from 2 May 2004 and in whole from 2 May 2005.

3. The options are exercisable at $9.00 per share during the period from 5 February 2005 to 4 February 2014. The options can be exercised up to one-third from 5 February 2005, up to two-thirds from 5 February 2006 and in whole from 5 February 2007.

INTERESTS IN ASSOCIATED CORPORATIONS

1. *Interests in shares and underlying shares of Sun Hung Kai Properties Limited*

	Shares				Equity derivatives		
Name of director	Personal	Spouse or child under 18	Controlled corporation	Others (Note 1)	Share options (Note 2)	Aggregate interests	Percentage of aggregate interests to issued capital
Raymond Kwok Ping-luen	75,000	—	—	1,082,165,895	—	1,082,240,895	43.43%
Michael Wong Yick-kam	145,904	—	—	—	—	145,904	0.006%
Eric Li Ka-cheung	—	—	18,000	—	—	18,000	0.0007%

Note 1: Of these shares, Messrs Walter Kwok Ping-sheung, Thomas Kwok Ping-kwong and Raymond Kwok Ping-luen were deemed to be interested in 1,058,988,347 shares by virtue of being beneficiaries of certain discretionary trusts, which represented the same and duplicated interests for the purpose of the SFO.

Note 2: Information of the share options is listed below:

Name of director	Date of grant	Exercise price $	Outstanding at 1 July 2006	Granted during the period	Exercised during the period	Cancelled/ Lapsed during the period	Outstanding at 31 December 2006
Raymond Kwok Ping-luen	16 July 2001	70.00	75,000	—	(75,000)	—	—
Michael Wong Yick-kam	16 July 2001	70.00	75,000	—	(75,000)	—	—

All options granted and accepted can be exercised up to one-third during the second year from the date of grant, up to two-thirds during the third year from the date of grant, and in whole or in part during the fourth and fifth years from the date of grant, thereafter, the relevant options will expire.

(Financial figures are expressed in Hong Kong dollars)

2. *Interests in shares and underlying shares of SUNeVision Holdings Ltd.*

Name of director	Shares: Personal	Shares: Spouse or child under 18	Shares: Controlled corporation	Shares: Others (Note 1)	Equity derivatives: Share options (Note 2)	Aggregate interests	Percentage of aggregate interests to issued capital
Raymond Kwok Ping-luen	—	—	—	1,742,500	116,666	1,859,166	0.09%
Michael Wong Yick-kam	100,000	—	—	—	60,000	160,000	0.008%
Andrew So Sing-tak	326,667	—	—	—	133,333	460,000	0.02%

Note 1: Of these shares, Messrs Walter Kwok Ping-sheung, Thomas Kwok Ping-kwong and Raymond Kwok Ping-luen were deemed to be interested in 1,070,000 shares by virtue of being beneficiaries of certain discretionary trusts, which represented the same and duplicated interests for the purpose of the SFO.

Note 2: Information of the share options is listed below:

Name of director	Date of grant	Exercise price $	Outstanding at 1 July 2006	Granted during the period	Exercised during the period	Cancelled/ Lapsed during the period	Outstanding at 31 December 2006
Raymond Kwok Ping-luen	7 April 2001	2.34	166,666	—	—	—	166,666
Michael Wong Yick-kam	7 April 2001	2.34	60,000	—	—	—	60,000
Andrew So Sing-tak	8 July 2002	1.43	400,000	—	(266,667)	(133,333)	—
	29 November 2003	1.59	400,000	—	(266,667)	—	133,333
	10 November 2005	1.41	1,000,000	—	(1,000,000)	—	—

The above share options are exercisable in accordance with the terms of the relevant share option scheme and conditions of grant.

3. *Interests in shares of other associated corporations*

Mr Raymond Kwok Ping-luen had the following interests in the shares of the following associated corporations:

Name of associated corporation	Beneficial owner	Attributable holding through corporation (Note)	Attributable percentage of shares in issue through corporation	Actual holding through corporation	Actual percentage of interests to issued shares
Splendid Kai Limited	—	2,500	25%	1,500	15%
Hung Carom Company Limited	—	25	25%	15	15%
Tinyau Company Limited	—	1	50%	1	50%
Open Step Limited	—	8	80%	4	40%

Note: Messrs Walter Kwok Ping-sheung, Thomas Kwok Ping-kwong and Raymond Kwok Ping-luen were deemed to be interested in these shares, which represented the same and duplicated interests for the purpose of the SFO. These shares were held by corporations in which they were entitled to control the exercise of one-third or more of the voting rights in the general meetings of those corporations.

The interests of the directors and chief executive in the share options of the Company and its associated corporations are being regarded for the time being as unlisted physically settled equity derivatives. Details of the share options of the Company are stated under the section headed Share Option Scheme above.

Save as disclosed above, at 31 December 2006, none of the directors and chief executive (including their spouses and children under 18 years of age) and their respective associates had or deemed to have any interests or short positions in shares, underlying shares or debentures of the Company, its subsidiaries or any of its associated corporations that were required to be entered into the register kept by the Company pursuant to section 352 of the SFO or were required to be notified to the Company and The Stock Exchange of Hong Kong Limited (the "HKSE") pursuant to Part XV of the SFO or pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules").

(Financial figures are expressed in Hong Kong dollars)

DISCLOSABLE INTERESTS AND SHORT POSITIONS OF SHAREHOLDERS UNDER THE SFO

At 31 December 2006, the following parties (other than the directors and chief executive of the Company) had interests of 5% or more in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the SFO or as notified to the Company:

Name of shareholder	Note	Number of shares interested	Percentage of shares to issued share capital
Cellular 8 Holdings Limited ("Cellular 8")	1 & 2	306,439,472	52.66%
Sun Hung Kai Properties Limited ("SHKP")	1 & 2	320,607,397	55.10%
HSBC International Trustee Limited ("HSBC")	3	321,599,708	55.27%
Marathon Asset Management Limited		49,328,840	8.48%
Brandes Investment Partners, L.P.		47,367,330	8.14%
Templeton Asset Management Limited		29,214,500	5.02%

Notes:

1. For the purposes of the SFO, the interest of Cellular 8 in the 306,439,472 shares of the Company noted above against the name of Cellular 8 is also attributed to SHKP on the basis that SHKP controls one-third or more of Cellular 8. The number of shares noted above against the name of SHKP therefore duplicates the interest of Cellular 8.

2. For the purposes of the SFO, the same interest of Cellular 8 is also attributed to those subsidiaries of SHKP through which SHKP holds its interest in Cellular 8. Those subsidiaries are TFS Development Company Limited and Fourseas Investments Limited.

3. For the purposes of the SFO, the interest of SHKP noted above against its name (and the interest of each of its subsidiaries noted above) is also attributed to HSBC by reference to the interest in shares which HSBC holds (or deemed to hold) in SHKP. The number of shares noted above against the name of HSBC therefore duplicates the interest of SHKP.

Save as disclosed above, no other parties had registered as having an interest of 5% or more in the shares or underlying shares of the Company or having short positions as recorded in the register kept under section 336 of the SFO.

Purchase, Sale or Redemption of Shares

During the six months ended 31 December 2006, the Company repurchased 913,500 shares on the HKSE. These repurchased shares were cancelled. Please refer to note 17 of the notes to the interim financial statements for details of the repurchases.

The aggregate price of the repurchased shares (before expenses) in the amount of $6,719,000 has been charged against the retained profits and contributed surplus accounts. A sum equivalent to the nominal value of the repurchased shares amounting to $91,000 has been transferred from retained profits to capital redemption reserve.

Save as disclosed above, at no time during the six months period ended 31 December 2006 was there any purchase, sale or redemption by the Company, or any of its subsidiaries, of the Company's shares.

Review of Interim Results by Audit Committee

The Audit Committee of the Company has been established since 1999 to provide advice and recommendations to the Board. The Audit Committee is currently chaired by Mr Eric Li Ka-cheung, an independent non-executive director with professional accounting expertise, and the other members are Mr Ng Leung-sing, Mr Eric Gan Fock-kin and Mr Michael Wong Yick-kam, with the majority being independent non-executive directors of the Company. The Committee members possess appropriate business or financial expertise and experience to provide relevant advice and recommendations to the Company.

The Audit Committee held a meeting on 9 February 2007 and reviewed the relevant interim financial statements as well as the internal audit reports of the Group for the six months period ended 31 December 2006. The Committee was content that the accounting policies and methods of computation adopted by the Group are in accordance with the current best practice in Hong Kong. The Committee found no unusual items that were omitted from the financial statements and was satisfied with the disclosures of data and explanations shown in the financial statements. The Committee was also satisfied with the internal control measures adopted by the Group.

The interim financial statements for the six months ended 31 December 2006 have not been audited but have been reviewed by the Company's external auditors.

The financial information disclosed in this report complies with the disclosure requirements of Appendix 16 of the Listing Rules and has been reviewed by the Audit Committee and the auditors before being put forward to the directors for approval.

Corporate Governance

The Company is committed to building and maintaining high standards of corporate governance. Throughout the six months period ended 31 December 2006, the Company has applied the principles and complied with the requirements set out in the Code on Corporate Governance Practices (the "CG Code") contained in Appendix 14 of the Listing Rules with the only deviation from code provision A.4.1 in respect of the service term of non-executive directors. Non-executive directors of the Company are not appointed with specific term but all directors are required to retire from office by rotation and are subject to re-election by shareholders at annual general meeting once every three years in accordance with the Company's bye-laws. As such, no director has a term of appointment longer than three years.

The directors will continue to monitor and review the Company's corporate governance practices to ensure compliance with the CG Code.

Compliance with Model Code for Securities Transactions by Directors

The Group adopted the Model Code contained in Appendix 10 of the Listing Rules as the code of conduct regarding directors' transactions in the securities of the Company. Similar code had also been adopted for relevant employees, who may be in possession of unpublished price-sensitive information, in dealing with the Company's securities. Upon specific enquiry, each director had confirmed that during the six months period ended 31 December 2006, they had fully complied with the required standard set out in the Model Code regarding securities transactions and there was no event of non-compliance.

By order of the Board
Maria Li
Company Secretary

Hong Kong, 1 March 2007

As at the date of this report, Executive Directors of the Company are Mr Douglas Li and Mr Patrick Chan Kai-lung; Non-Executive Directors are Mr Raymond Kwok Ping-luen, Mr Michael Wong Yick-kam, Mr Ernest Lai Ho-kai, Mr Andrew So Sing-tak, Mr Cheung Wing-yui and Mr David Norman Prince; Independent Non-Executive Directors are Mr Eric Li Ka-cheung, JP, Mr Ng Leung-sing, JP, Mr Yang Xiang-dong and Mr Eric Gan Fock-kin.

數碼通電訊集團有限公司

(股票編號: 315)

中期報告
2006/2007



目錄

本人欣然宣佈本集團截至2006年12月31日止六個月之財務業績。

財務摘要

期內,本集團收入增長13%至$2,102,000,000。未計利息、税項、折舊及攤銷前之盈利(「EBITDA」)為$437,000,000,增加10%。經營溢利減少20%至$48,000,000,反映了手機補貼上升之影響,但相對過去六個月已轉趨穩定,並錄得輕微增長5%。股東應佔溢利為$44,000,000,分別較去年同期及前六個月上升17%及32%。每股盈利為7.5仙。

股息

一如去年,董事會不宣佈派發中期股息。截至2007年6月30日止年度之末期股息派發將按照本集團之現有股息政策。

業務回顧

香港流動通訊業務

SmarTone-Vodafone一直致力為不同目標客群提供獨特而優越的服務。在此策略推動下,本公司已大大改善客戶質素,從而於過去數年,在服務收入及ARPU方面均取得持續增長。

期內流動通訊服務收入繼續上升,受惠於數據及境外漫游收入增加抵銷了本地話音及境內漫游收入下跌。數據服務收入上升主要由於3G服務受歡迎程度日增。鑒於市場價格競爭激烈,本地話音收入減少;而境內漫游收入減少則因國際漫游批發價格普遍下調所致。

期內綜合ARPU增加6%至$222。月費計劃之ARPU則上升6%至$254。於2006年12月31日,客戶總人數增加至1,093,000人。由於為客戶提供各種更具吸引力之服務及更多元化的手機選擇,3G客戶數目不斷擴大。現時3G客戶數目為190,000人,佔月費計劃服務客戶總人數超過24%。月費計劃服務客戶流失率保持穩定,於2006年12月為2.3%。

期內,本公司成功推出了一系列嶄新服務,以滿足不同目標客群的需要。新服務包括SmarTone-Vodafone隨身寬頻,是全球最快速之流動寬頻服務之一,能讓客戶於本港或漫游海外時,隨時隨地享受安全可靠的真正流動寬頻服務。*PLUS理財通*是手機上的投資工具,讓個人投資者更有效地管理其各項投資,賺取更多回報。MultiTalk是一項適用於工作及日常生活的口訊服務,是文字短訊之外的一個選擇,讓客戶把口訊同時發送給多人。

為進一步加強市場領導地位，SmarTone-Vodafone繼續優化其服務。當中廣受客戶歡迎的新聞服務，新增了BBC World及24小時中文視像新聞，讓客戶隨時隨地觀看第一手國際及本地手機新聞直播，同時令其英文新聞服務繼續領先市場。而升級後的「博彩王」備有最新「直駁投注過關計算機」，可計算最佳過關組合，令客戶更輕鬆作多樣化投注。ishow™這網上日誌服務支援在電話和互聯網上載相片及短片，其新增的myworld™服務，令客戶可以選擇與公眾和自己友好分享內容。

SmarTone-Vodafone在手機方面一直處於領先地位，提供市場上最多選擇及最優質的型號。期內，本公司透過與Sharp、Toshiba及Vodafone之夥伴關係，為不同層面目標客群提供更多元化的獨家手機選擇。SmarTone-Vodafone現時之獨家手機系列包括全功能2G及3G手機，讓客戶享受更豐富之多媒體服務體驗；以及商業用手機，讓行政人員及專業人士可輕鬆處理其私人及工作事務。所有手機均配合SmarTone-Vodafone極具吸引力之服務，令其在競爭對手中進一步脫穎而出。

澳門流動通訊業務

本公司繼續受惠於澳門持續改善的經濟，當地業務之服務收入及溢利均錄得增長，反映客戶人數上升。

前景

透過推動發展先進無線通訊服務及為客戶提供更優越的體驗，本公司已致力領先同儕，改變客戶日常生活中使用流動通訊的模式。我深信本公司作為流動通訊的先驅，將會一如以往，為客戶帶來更豐富的多媒體服務，進一步拓展流動生活的領域，以致繼續為股東增值。

致謝

對各客戶及股東一直以來之支持、各董事同寅之指引，以及各員工之專心致志及辛勤，深表謝意。

主席
郭炳聯

香港，2007年3月1日

財務業績回顧

受服務收入與流動電話及配件銷售增長所帶動，截至2006年12月31日止六個月之收入，由2005/06年上半年之$1,859,000,000增加13%至$2,102,000,000。然而，由於經營開支及手機補貼攤銷增加，經營溢利由2005/06年上半年之$60,000,000按年減少20%至$48,000,000。融資收入按年倍增至$48,000,000，主要由於現金流量有所改善及息率上升所致。由於GSM及PCS牌照之續期增加流動通訊服務牌照費負債及相關之遞增開支，故主要以遞增開支組成之融資成本由2005/06年上半年之$33,000,000上升至$38,000,000。所得税開支穩定維持在$6,000,000。本公司股東應佔溢利由2005/06年上半年之$37,000,000上升至截至2006年12月31日止六個月之$44,000,000。

由於流動通訊服務收入與流動電話及配件銷售分別按年上升10%及21%，收入因而增加13%至$2,102,000,000。

- 受惠於數據及境外漫遊收入增加抵銷了本地話音及境內漫遊收入下跌，流動通訊服務收入由2005/06年上半年之$1,406,000,000增加10%至$1,553,000,000。數據服務收入上升主要由於3G服務受歡迎程度日增。鑒於市場價格競爭激烈，本地話音收入減少；而境內漫遊收入減少則因國際漫游批發價格下調所致。

  截至2006年12月31日止六個月，香港之綜合ARPU由2005/06年上半年之$210上升$12至$222，反映商業及消費市場之客戶質素均持續改善。而數據及漫游收入之增長是使其上升之主要因素。

  儘管市場競爭激烈且有大幅下調月費之壓力，截至2006年12月31日止六個月香港之月費計劃服務ARPU仍由2005/06年上半年之$240錄得6%增長至$254。

  數據服務繼續成為本集團收入增長之主要來源，錄得強勁之51%按年升幅。此增長充分顯示本集團在提升及豐富3G服務繼續取得成功，並加強3G客戶對3G服務之優點的認同。數據漫游使用量增加，加上SmarTone-Vodafone Mobile Email客戶人數持續增加亦為數據服務收入帶來增長。

- 由於銷售量上升，截至2006年12月31日止六個月之流動電話及配件銷售由2005/06年上半年之$454,000,000增加21%至$549,000,000。

銷售貨品及提供服務成本按年上升15%至$859,000,000。銷售貨品成本由2005/06年上半年之$449,000,000增加20%至$539,000,000，與銷售收入上升一致。互連費用、國際長途電話及數據服務成本因使用量上升而增加，故提供服務成本由2005/06年上半年之$300,000,000增加7%至$320,000,000。

其他經營開支（不包括折舊、攤銷及出售固定資產之虧損）由2005/06年上半年之$714,000,000上升$91,000,000至$805,000,000。此項開支之上升，主要是由於持續提升網絡容量、質素及覆蓋所帶來之網絡經營成本增加、為宣傳新服務及手機所產生之推廣及銷售成本增加、以及店舖和寫字樓租金及水電費用成本提高所致。

折舊及出售虧損穩定維持於$244,000,000。

由於吸納及挽留客戶之手機補貼大增，手機補貼攤銷由2005/06年上半年之$64,000,000大幅增加$50,000,000至$114,000,000。

融資收入由2005/06年上半年之$24,000,000增加$24,000,000至$48,000,000，主要由於銀行存款及債務證券之平均結餘增加，以及其回報有所改善所致。融資成本由2005/06年上半年之$33,000,000上升$5,000,000至$38,000,000，主要由於GSM及PCS牌照續期令流動通訊服務牌照費負債之遞增開支增加所致。

澳門流動通訊業務於截至2006年12月31日止六個月期間持續增長。流動通訊服務收入由2005/06年上半年之$89,000,000上升14%至$101,000,000，主要由於客戶數目持續上升所致。在收入強勁增長下，經營溢利由2005/06年上半年之$28,000,000上升$5,000,000至$33,000,000，惟部份被網絡、銷售及推廣費用增加所抵銷。

資本架構、流動資金及財務資源

於截至2006年12月31日止六個月，本集團之資本架構並無重大變動。回顧期內本集團之資金來自股本及內部產生之資金。本集團之現金資源依然強勁，於2006年12月31日之現金、銀行結餘及持有至到期日之債務證券投資達$2,115,000,000。

於截至2006年12月31日止六個月，本集團經營業務之現金流入淨額及收取之利息淨額分別為$431,000,000及$47,000,000。回顧期內，本集團之主要資金流出為購置資產、手機補貼、流動通訊服務牌照費及支付2005/06年度之末期股息。

董事認為，本集團內部之現金資源，足以應付截至2007年6月30日止財政年度之資本開支及營運資金所需。

財資管理政策

本集團根據董事會不時批准之財資管理政策，動用盈餘資金作投資用途。盈餘資金乃存放於香港之銀行戶口或投資於投資級別之債務證券。香港之銀行存款均為港元或美元存款。

本集團所投資之債務證券，均以港元或美元結算，年期最長為三年。本集團之政策是持有其於債務證券之投資直至到期日。

於2006年12月31日，本集團之備用銀行信貸總額為$100,000,000。於2006年12月31日，該等信貸並無被動用。

若干銀行不時為本集團開立履約保證及信用證。在若干情況下，本集團以現金存款作為該等工具之部份或全部抵押品，以減輕發行成本。於2006年12月31日，已抵押存款總額為$330,000,000(2006年6月30日：$320,000,000)。

功能貨幣及外滙波動風險

本集團之功能貨幣為港元。除本集團以美元結算之美元銀行存款及債務證券外，所有重大收入、開支、資產及負債均以港元計算。因此，本集團除以美元計算之銀行存款及債務證券外，並無任何重大滙兑收益及虧損風險。本集團現階段並無進行任何外滙對沖活動。

或然負債

履約保證

若干銀行代表本集團就其於香港及澳門獲當地之電訊管理局發出牌照之責任，向有關當局發出履約保證。於2006年12月31日，此等履約保證之未償總額為$404,000,000(2006年6月30日：$353,000,000)。

出租、租回安排

一間銀行代表本集團發出一份信用證，為本集團於截至1999年6月30日止年度訂立之出租、租回安排須履行之責任作出擔保。此項信用證全數以盈餘資金作為現金抵押。董事認為，本集團須根據此項擔保付款之風險極微。

僱員及購股權計劃

於2006年12月31日，本集團有1,666名全職僱員，大部分為香港員工。截至2006年12月31日止六個月之員工成本總額為$189,000,000(2005/06年上半年：$177,000,000)。

僱員收取之薪酬組合包括基本月薪、獎勵花紅及其他福利。花紅為酌情性質，須視乎本集團之表現及個別僱員之表現而發放。福利包括退休計劃及醫療與牙科保險。本集團亦就個別僱員之需要，提供內部及公司以外之培訓。

根據本集團之購股權計劃，本公司可向包括董事及僱員在內之參與者授予購股權以認購本公司之股份。截至2006年12月31日止六個月，並無授出或行使購股權，且註銷了359,000份購股權。於2006年12月31日，尚未行使之購股權共11,475,500份。

致數碼通電訊集團有限公司董事會

（於百慕達註冊成立之有限公司）

緒言

本事務所已按貴公司指示，審閱第9至28頁所載之中期財務報表。

董事及核數師各自之責任

香港聯合交易所有限公司證券上市規則規定，簡明綜合中期財務資料之編製須符合香港會計師公會頒佈之香港會計準則第34號「中期財務報告」及其相關規定。董事須對中期財務報表負責，而該報表亦已經董事會批准。

本事務所之責任是根據審閱結果，對中期財務報表出具獨立結論，並按照雙方所協議之委任條款僅向整體董事會報告，除此之外本報告別無其他目的。本事務所不會就本報表之內容向任何其他人士負上或承擔任何責任。

已執行之審閱工作

本事務所已按照香港會計師公會頒佈之核數準則第700號「審閱中期財務報告的聘用」進行審閱工作。審閱工作主要包括向集團管理層作出查詢，並對中期財務報表進行分析程序，然後根據結果評定貴公司之會計政策及呈報方式是否貫徹應用（惟另行披露者則除外）。審閱工作並不包括監控測試及核證資產、負債及交易等審計程序。由於審閱之範圍遠較審計為小，故所提供之保證程度較審計為低。因此，本事務所不會對中期財務報表發表審計意見。

審閱結論

按照本事務所審閱之結果，但此審閱並不屬於審計之一部分，本事務所並無發現任何須在截至2006年12月31日止6個月之中期財務報表作出重大修訂之事項。

羅兵咸永道會計師事務所
執業會計師

香港，2007年3月1日

綜合損益表

截至2006年12月31日止6個月

（以港元列值）

	附註	未經審核 截至12月31日止6個月 2006年 $000	 2005年 $000
流動通訊服務		1,552,893	1,405,937
流動電話及配件銷售		548,632	453,530
收入	4	2,101,525	1,859,467
銷售貨品及提供服務成本	5	(859,354)	(748,970)
毛利		1,242,171	1,110,497
網絡成本	5	(313,342)	(272,946)
員工成本		(188,610)	(177,230)
銷售及推廣費用		(163,428)	(132,892)
租金及水電費用	5	(72,019)	(59,880)
其他經營開支	5	(67,703)	(71,384)
折舊、攤銷及出售虧損	5	(389,372)	(336,487)
經營溢利		47,697	59,678
融資收入	6	48,408	24,057
融資成本	7	(37,955)	(33,237)
除所得稅前溢利		58,150	50,498
所得稅開支	8	(6,396)	(6,293)
除所得稅後溢利		51,754	44,205
歸於：			
本公司股東		43,525	37,045
少數股東權益		8,229	7,160
		51,754	44,205
期內本公司股東應佔溢利之每股盈利	10		
（每股以港仙列值）			
基本		7.5	6.4
攤薄		7.5	6.4
股息	9		
歸於期內		—	—
歸於往年而於期內派付		69,935	116,558

綜合資產負債表

於2006年12月31日及2006年6月30日
（以港元列值）

	附註	未經審核 2006年 12月31日 $000	經審核 2006年 6月30日 $000
非流動資產			
固定資產	11	1,812,480	1,924,064
聯營公司權益		1,812	1,812
金融投資	12	60,567	72,224
無形資產	13	790,097	799,959
按金及預付款項－非即期部分	14	48,606	44,296
遞延所得稅資產		2,725	5,450
		2,716,287	2,847,805
流動資產			
存貨		86,013	79,572
金融投資	12	31,585	660,237
應收營業賬款	14	191,501	151,895
按金及預付款項－即期部分	14	77,309	75,291
其他應收款項	14	26,862	30,435
現金及銀行結存	15	2,083,423	1,358,660
		2,496,693	2,356,090
流動負債			
應付營業賬款	16	120,398	158,225
其他應付款項及應計款項		664,603	663,530
即期所得稅負債		24,485	28,032
客戶按金		23,928	26,342
遞延收入		80,415	76,434
流動通訊服務牌照費負債－即期部分		55,771	52,407
		969,600	1,004,970
流動資產淨值		1,527,093	1,351,120
總資產減流動負債		4,243,380	4,198,925
非流動負債			
資產報廢責任		40,541	38,328
流動通訊服務牌照費負債－非即期部分		622,658	572,817
遞延所得稅負債		136,981	138,443
資產淨值		3,443,200	3,449,337
資本及儲備			
股本	17	58,188	58,279
儲備		3,355,435	3,367,263
本公司股東應佔總權益		3,413,623	3,425,542
少數股東權益		29,577	23,795
總權益		3,443,200	3,449,337

簡明綜合現金流量表

截至2006年12月31日止6個月
(以港元列值)

	附註	未經審核 截至12月31日止6個月 2006年 $000	 2005年 $000
經營業務產生之現金淨額		430,586	470,056
投資活動所得／(所用)之現金淨額		371,766	(480,999)
融資活動所用之現金淨額		(88,647)	(110,841)
現金及現金等價物之增加／(減少)淨額		713,705	(121,784)
匯率變動之影響		1,337	(212)
於7月1日之現金及現金等價物		1,038,530	437,673
於12月31日之現金及現金等價物		1,753,572	315,677
現金及現金等價物結存分析			
現金及銀行結存	15	2,083,423	645,071
減：短期已抵押銀行存款	15	(329,851)	(329,394)
		1,753,572	315,677

未經審核

	歸於本公司股東							少數股東權益	總額
	股本	重估儲備	資本贖回儲備	繳入盈餘	僱員股份報酬儲備	外匯儲備	保留溢利		
	$000	$000	$000	$000	$000	$000	$000	$000	$000
於2005年7月1日	58,279	—	2,690	2,371,112	10,583	(3)	1,024,865	23,522	3,491,048
匯兌差額	—	—	—	—	—	185	—	—	185
僱員股份報酬	—	—	—	—	2,869	—	—	—	2,869
支付2005年之末期股息	—	—	—	—	—	—	(116,558)	—	(116,558)
期內溢利	—	—	—	—	—	—	37,045	7,160	44,205
於2005年12月31日	58,279	—	2,690	2,371,112	13,452	182	945,352	30,682	3,421,749
於2006年7月1日	58,279	—	2,690	2,371,112	14,864	270	978,327	23,795	3,449,337
匯兌差額	—	—	—	—	—	197	—	—	197
註銷已購回股份	(91)	—	91	(6,628)	—	—	(91)	—	(6,719)
僱員股份報酬	—	—	—	—	727	—	—	—	727
金融投資之重估盈餘	—	20,286	—	—	—	—	—	—	20,286
支付2006年之中期股息予少數股東	—	—	—	—	—	—	—	(2,447)	(2,447)
支付2006年之末期股息	—	—	—	—	—	—	(69,935)	—	(69,935)
期內溢利	—	—	—	—	—	—	43,525	8,229	51,754
於2006年12月31日	58,188	20,286	2,781	2,364,484	15,591	467	951,826	29,577	3,443,200

1 一般資料

數碼通電訊集團有限公司(「本公司」)及其附屬公司(統稱「本集團」)主要於香港及澳門從事提供流動通訊服務,以及銷售流動電話及配件。

本公司為於百慕達註冊成立之有限公司。其總辦事處及主要營業地點位於香港九龍觀塘觀塘道378號創紀之城二期31樓。

本公司的股份主要在香港聯合交易所有限公司(「香港聯交所」)上市。

本未經審核簡明綜合中期財務報表(「中期財務報表」)以港幣千元($000)列值(除非另有説明)。本中期財務報表已於2007年3月1日獲董事會批准刊發。

2 編製基準

該等截至2006年12月31日止6個月的中期財務報表乃按《香港會計準則》(「香港會計準則」)第34號「中期財務報告」編製。該等中期財務報表應與截至2006年6月30日止年度之年度財務報表一併閱讀。

3 會計政策

本中期財務報表所採納之會計政策與截至2006年6月30日止年度之年度財務報表內所述之會計政策一致。

以下乃於截至2007年6月30日止財政年度期間須遵守之新準則、現有準則之修訂及詮釋。

香港會計準則第21號(修訂本)	外幣匯率變動的影響—外國業務淨投資[1]
香港會計準則第39號(修訂本)	預測集團內公司間交易之現金流量對沖會計處理法[1]及公平值購股權[1]
香港會計準則第39號及香港財務報告準則第4號(修訂本)	財務擔保合約[1]
香港財務報告準則—詮釋第4號	釐定一項協定是否包含租賃[1]
香港(國際詮釋委員會)—詮釋第8號	香港財務報告準則第2號之範疇[2]
香港(國際詮釋委員會)—詮釋第9號	內在衍生工具重估[3]

1 於2006年1月1日或之後開始之年度期間生效。

2 於2006年5月1日或之後開始之年度期間生效。

3 於2006年6月1日或之後開始之年度期間生效。

3 會計政策（續）

上述之新準則、現有準則之修訂及詮釋並沒有對本集團之會計政策造成重大改變。

以下之新準則、現有準則之修訂及詮釋雖已頒佈，但於2007年6月30日止財政年度並未生效，亦尚未採納。

香港會計準則第1號（修訂本）	財務報表之呈列－資本披露[1]
香港財務報告準則第7號	金融工具：披露[1]
香港（國際詮釋委員會）－詮釋第10號	中期財務報告及減值[2]

1 於2007年1月1日或之後開始之年度期間生效。
2 於2006年11月1日或之後開始之年度期間生效。

4 分類呈報

本集團超過90%之收入及經營溢利乃來自其流動通訊業務，故本中期財務報表並無呈列按業務分類之分析。

分類資料以地區分類作為主要呈報方式。本集團按地區分類之資料分析如下：

	截至2006年12月31日止6個月			
	香港	澳門	對銷	綜合
	$000	$000	$000	$000
收入	2,011,095	103,211	(12,781)	2,101,525
經營溢利	14,900	32,636	161	47,697
融資收入				48,408
融資成本				(37,955)
除所得税前溢利				58,150
所得税開支				(6,396)
除所得税後溢利				51,754

4 分類呈報(續)

	截至2005年12月31日止6個月			
	香港	澳門	對銷	綜合
	$000	$000	$000	$000
收入	1,776,949	94,799	(12,281)	1,859,467
經營溢利	32,098	27,580	—	59,678
融資收入				24,057
融資成本				(33,237)
除所得税前溢利				50,498
所得税開支				(6,293)
除所得税後溢利				44,205

5 以性質分類之開支

	截至12月31日止6個月	
	2006年	2005年
	$000	$000
銷售貨品成本	538,965	449,125
折舊		
自置固定資產	199,357	184,888
租賃固定資產	43,588	57,040
攤銷		
手機補貼	113,846	63,958
流動通訊服務牌照費	31,091	28,414
土地及樓宇、收發站及專線之經營租約租金	272,895	244,984
存貨減值之撥備	900	2,296
出售固定資產之虧損	1,490	2,187
滙兑(收益)／虧損淨額	(650)	7,366

6 融資收入

	截至12月31日止6個月	
	2006年	2005年
	$000	$000
債務證券之利息收入		
上市	677	4,086
非上市	1,501	8,628
	2,178	12,714
銀行及其他財務機構存款之利息收入	44,903	11,343
遞增收入	1,327	—
	48,408	24,057

遞增收入乃指租賃按金隨著時間過去而產生之變動，並以期初租賃按金金額按利息分攤法計算。

7 融資成本

	截至12月31日止6個月	
	2006年	2005年
	$000	$000
遞增開支		
流動通訊服務牌照費負債	37,153	31,323
資產報廢責任	801	1,838
其他借貸成本	1	76
	37,955	33,237

遞增開支乃指流動通訊服務牌照費負債及資產報廢責任隨著時間過去而產生之變動，並以期初負債金額按利息分攤法計算。

8 所得稅開支

香港利得稅乃按期內估計應課稅溢利依稅率17.5%(2005年：17.5%)提撥準備，海外溢利之所得稅則按照期內估計應課稅溢利依本集團經營業務地區之現行稅率計算。

計入綜合損益表之所得稅開支指：

	截至12月31日止6個月	
	2006年	2005年
	$000	$000
即期所得稅		
香港利得稅	1,263	3,696
海外稅項	3,870	2,190
遞延所得稅	1,263	407
	6,396	6,293

9 股息

	截至12月31日止6個月	
	2006年	2005年
	$000	$000
歸於期內		
宣派／已付中期股息，每股$0(2005年：每股$0)	—	—
歸於往年而於期內派付		
末期股息，每股$0.12(2005年：每股$0.20)	69,935	116,558
	69,935	116,558

於2006年8月28日舉行之會議上，董事會就截至2006年6月30日止年度宣派末期股息每股$0.12。此項股息已於2006年11月15日派付，並已列作截至2006年12月31日止6個月之保留溢利分派。

10 每股盈利

每股基本及攤薄盈利是根據本集團之股東應佔溢利$43,525,000(2005年:$37,045,000)計算。

每股基本盈利為按照期內已發行股份之加權平均數582,715,303股(2005年:582,791,428股)計算。每股攤薄盈利乃根據582,715,425股(2005年:582,853,905股)計算,此股數乃包括期內已發行股份之加權平均數,及如全部購股權獲悉數行使被視為將以零代價予發行股份之加權平均數122股(2005年:62,477股)計算。

11 固定資產

	$000
於2006年7月1日之期初賬面淨值	1,924,064
添置	133,013
出售	(1,847)
匯兌差額	195
折舊	(242,945)
於2006年12月31日之期末賬面淨值	**1,812,480**
於2005年7月1日之期初賬面淨值	2,053,039
添置	138,839
出售	(2,572)
匯兌差額	209
折舊	(241,928)
於2005年12月31日之期末賬面淨值	1,947,587
添置	220,389
出售	(2,675)
匯兌差額	95
折舊	(241,332)
於2006年6月30日之期末賬面淨值	1,924,064

於2006年12月31日,本集團以融資租賃持有之固定資產賬面淨值為$240,378,000(2006年6月30日:$285,301,000)。

12 金融投資

	2006年 12月31日 $000	2006年 6月30日 $000
可供出售金融資產	60,567	40,281
持至到期日之債務證券	31,585	692,180
	92,152	732,461
減：於結算日起計1年內到期之持至到期日之債務證券(包括在流動資產內)	(31,585)	(660,237)
非流動金融投資總額	60,567	72,224

	可供出售 金融資產 $000	持至到期日 之債務證券 $000	總額 $000
於2006年12月31日之賬面值			
於香港以外上市	—	31,585	31,585
非上市、並非於活躍市場上買賣及私人發行	60,567	—	60,567
	60,567	31,585	92,152

12 金融投資 *(續)*

		$000
a	可供出售金融資產	
	於2006年7月1日	40,281
	重估盈餘	20,286
	於2006年12月31日	**60,567**

		$000
b	持至到期日之債務證券	
	於2006年7月1日	692,180
	攤銷	(402)
	出售	(660,238)
	匯兑差額	45
	於2006年12月31日	**31,585**

截至2005及2006年12月31日止6個月，出售持至到期日之債務證券並無錄得損益。

13 無形資產

	手機補貼 $000	流動通訊服務牌照費 $000	總額 $000
於2006年7月1日之期初賬面淨值	168,462	631,497	799,959
添置	69,023	66,052	135,075
攤銷	(113,846)	(31,091)	(144,937)
於2006年12月31日之期末賬面淨值	**123,639**	**666,458**	**790,097**
於2005年7月1日之期初賬面淨值	51,073	642,637	693,710
添置	188,257	—	188,257
攤銷	(63,958)	(28,414)	(92,372)
於2005年12月31日之期末賬面淨值	175,372	614,223	789,595
添置	95,341	47,262	142,603
攤銷	(102,251)	(29,988)	(132,239)
於2006年6月30日之期末賬面淨值	168,462	631,497	799,959

14 應收營業及其他應收款項

	2006年 12月31日 $000	2006年 6月30日 $000
應收營業賬款	**207,497**	166,136
減：應收營業賬款之減值撥備	**(15,996)**	(14,241)
應收營業賬款－淨額	**191,501**	151,895
按金及預付款項	**125,915**	119,587
其他應收款項	**26,862**	30,435
	344,278	301,917
減：按金及預付款項－非即期部分	**(48,606)**	(44,296)
即期部分	**295,672**	257,621

14 應收營業及其他應收款項*(續)*

本集團給予用戶及其他客戶約平均30天之賒賬期。扣除撥備後之應收營業賬款賬齡分析如下：

	2006年 12月31日 $000	2006年 6月30日 $000
現時至30天	**171,492**	138,200
31至60天	**16,003**	10,769
61至90天	**2,129**	2,547
90天以上	**1,877**	379
	191,501	151,895

由於本集團擁有大量客戶，因此其應收營業賬款之信貸風險並不集中。

於截至2006年12月31日止6個月，本集團已確認之應收營業賬款減值虧損為$7,466,000（2005年：$6,646,000）。該虧損已包括於綜合損益表之其他經營開支內。

15 現金及銀行結存

	2006年 12月31日 $000	2006年 6月30日 $000
短期已抵押銀行存款(a)	**329,851**	320,130
銀行存款及現金	**107,440**	54,632
短期銀行存款	**1,646,132**	983,898
現金及現金等價物	**1,753,572**	1,038,530
	2,083,423	1,358,660

a 已抵押銀行存款中，$200,933,000（2006年6月30日：$181,733,000）已抵押作為本集團3G牌照履約保證之現金抵押品（如附註19「承擔及或然負債」內所述）。

16 應付營業賬款

應付營業賬款賬齡分析如下：

	2006年 12月31日 $000	2006年 6月30日 $000
現時至30天	**52,364**	92,994
31至60天	**46,232**	28,922
61至90天	**6,866**	7,860
90天以上	**14,936**	28,449
	120,398	158,225

17 股本

	每股面值 $0.10之股份	**$000**
法定		
於2006年7月1日及2006年12月31日	1,000,000,000	100,000
已發行及繳足		
於2006年7月1日	582,791,428	58,279
股份回購(a)	(913,500)	(91)
於2006年12月31日	**581,877,928**	**58,188**

a 於2006年12月31日止6個月期間，本公司已於香港聯交所回購913,500股股份。回購股份已於2006年12月31日前註銷。回購股份之總額為$6,719,000並已於股東權益中扣除。

以下乃股份回購之詳情：

回購之月份	**回購股份之數目**	**每股價格 最高**	**每股價格 最低**	**已付總價格 $000**
2006年11月	847,500	$7.45	$7.22	6,224
2006年12月	66,000	$7.50	$7.50	495
	913,500			6,719

18 僱員購股權計劃

於2006年12月31日止6個月期間，根據本公司購股權計劃授予參與者之購股權之變動如下：

			購股權數目				
授出日期	行使期限	每股行使價 $	於2006年 7月1日 尚未行使	於期內授予	於期內行使	於期內註銷 ／失效	於2006年 12月31日 尚未行使
2003年2月10日	2003年2月10日至 2011年7月16日	9.29	3,000,000	—	—	—	3,000,000
2003年2月10日	2003年5月2日至 2012年5月1日	9.20	133,500	—	—	—	133,500
2004年2月5日	2005年2月5日至 2014年2月4日	9.00	8,122,000	—	—	(359,000)	7,763,000
2004年12月6日	2005年12月6日至 2014年12月5日	8.01	193,000	—	—	—	193,000
2005年1月4日	2006年1月4日至 2015年1月3日	8.70	193,000	—	—	—	193,000
2005年3月1日	2006年3月1日至 2015年2月28日	9.05	193,000	—	—	—	193,000
			11,834,500	—	—	(359,000)	11,475,500

19 承擔及或然負債

a　資本承擔

於2006年12月31日已作出但未於中期財務報表內作撥備之資本承擔如下：

	2006年 12月31日 $000	2006年 6月30日 $000
已訂約		
固定資產	**64,223**	41,932
股本證券	**5,484**	7,628
已授權但未訂約	**373,190**	563,275
	442,897	612,835

b　經營租賃承擔

本集團以不可撤銷經營租賃協議租用多個零售店、辦公室、貨倉、收發站及專線。該等租賃擁有不同期限，加租條款及續約權利。

於2006年12月31日，不可撤銷經營租賃應付之未來最低租金付款總額如下：

	2006年 12月31日 $000	2006年 6月30日 $000
土地及樓宇及收發站		
1年內	**331,792**	310,143
1年後但於5年內	**243,736**	257,311
5年後	**29,528**	35,264
	605,056	602,718
專線		
1年內	**31,614**	25,850
1年後但於5年內	**3,820**	2,052
5年後	**2,438**	—
	37,872	27,902

19 承擔及或然負債（續）

c　履約保證金

	2006年 12月31日 $000	2006年 6月30日 $000
香港3G牌照	401,865	351,243
其他	1,942	1,942
	403,807	353,185

若干銀行就香港及澳門之電訊管理局向本集團發出多項電訊服務牌照，向該等部門發出履約保證。本公司及多家附屬公司已就有關銀行在履約保證項下之責任作出擔保。

於2006年10月22日，即發出3G牌照第5週年之日，及支付第5年頻譜使用費$50,000,000後，履約保證作出修訂。經修訂之保證金為$402,000,000，年期為5年。

d　出租、租回安排

根據若干於截至1999年6月30日止年度訂立之出租、租回安排，本公司一間附屬公司按照在租約生效時之協定，承諾出租人擔保中介承租者之債務承擔，為期16年。董事認為該附屬公司被要求兌現擔保之風險極微，故認為就上述或然負債之潛在財務影響作出估算乃不切實際。

20 關連人士之交易

本集團由Cellular 8 Holdings Limited控制，該公司擁有本公司53%股份，餘下47%股份則被廣泛持有。本集團之最終母公司為新鴻基地產發展有限公司(「新鴻基地產」)，一間於香港註冊成立之公司。

a 於截至2006年12月31日止6個月，本集團與若干關連人士在正常業務往來中進行之重大交易載列於下文。全部關連人士之交易均按照該等交易之有關協議條款進行。

	截至12月31日止6個月	
	2006年 $000	2005年 $000
土地及樓宇及收發站之經營租賃租金(i)		
同系附屬公司	32,496	26,009
保險費用(ii)		
同系附屬公司	2,199	2,635

(i) 土地及樓宇及收發站之經營租賃租金

新鴻基地產若干附屬公司及聯營公司租賃物業予本集團，供作辦公室、零售店及貨倉之用，並向本集團發出許可證，以於彼等擁有之若干物業上安裝基站、天線及電話電纜。

截至2006年12月31日止6個月，本集團已付及應付予新鴻基地產之附屬公司及聯營公司之租金和許可證費用合共為$32,496,000(2005年：$26,009,000)。

(ii) 保險費用

新鴻基地產之全資附屬公司新鴻基地產保險有限公司，向本集團提供一般保險服務。截至2006年12月31日止6個月，已付及應付之保金合共為$2,199,000(2005年：$2,635,000)。

b 於2006年12月31日，本集團於其聯營公司持有權益，該聯營公司之主要股東為新鴻基地產之附屬公司。該聯營公司主要投資於股權基金，而該基金則主要投資位於中華人民共和國境內之科技相關公司。

20 關連人士之交易(續)

c 主要管理人員酬金

	截至12月31日止6個月	
	2006年	2005年
	$000	$000
薪金及其他短期僱員福利	11,890	14,710
股份報酬	309	1,100
	12,199	15,810

d 與新鴻基地產及其附屬公司(「新鴻基地產集團」)(包括新鴻基地產集團管理之樓宇及房地產)之交易結餘,已計入其相關之資產負債表項目內,如下:

	2006年 12月31日 $000	2006年 6月30日 $000
應收營業賬款(附註14)	805	514
按金及預付款項(附註14)	6,877	3,942
應付營業賬款(附註16)	56	91
其他應付款項及應計款項	1,813	5,716

交易結餘為無抵押、免息及須按向無關連人士提供之類似條款還款。

中期股息

董事不建議派發截至2006年12月31日止六個月之中期股息(2005年：無)。

購股權計劃

根據本公司於2002年11月15日所採納之購股權計劃(「購股權計劃」)的條款，本公司可授予參與人士(包括集團的董事及僱員)購股權以認購本公司的股份。於截至2006年12月31日止六個月期間內，根據購股權計劃授予參與人士的購股權變動詳情如下：

承授人	授予日期	行使價 $	行使期限	於2006年 7月1日 尚未行使	於期內 授予	於期內 行使	於期內 註銷／ 失效	於2006年 12月31日 尚未行使
董事								
黎大鈞	2003年2月10日	9.29	2003年2月10日至 2011年7月16日	3,000,000	—	—	—	3,000,000
陳啟龍	2003年2月10日	9.20	2003年5月2日至 2012年5月1日	133,500	—	—	—	133,500
	2004年2月5日	9.00	2005年2月5日至 2014年2月4日	970,000	—	—	—	970,000
僱員	2004年2月5日	9.00	2005年2月5日至 2014年2月4日	7,152,000	—	—	(359,000)	6,793,000
	2004年12月6日	8.01	2005年12月6日至 2014年12月5日	193,000	—	—	—	193,000
	2005年1月4日	8.70	2006年1月4日至 2015年1月3日	193,000	—	—	—	193,000
	2005年3月1日	9.05	2006年3月1日至 2015年2月28日	193,000	—	—	—	193,000

除上述購股權外，本公司並無根據購股權計劃授出購股權予其他參與人士。

除上文所披露者外，期內並無其他購股權被授出、行使、註銷或失效。

董事權益及淡倉

於2006年12月31日，根據證券及期貨條例第352條所規定存置的登記冊所載，本公司董事、最高行政人員及其聯繫人士在本公司及其相聯法團(按證券及期貨條例所界定)的股份、相關股份及債券中所擁有的權益如下：

於本公司股份及相關股份之權益

	股份				股本衍生工具		
董事姓名	個人	配偶及未滿十八歲子女	受控法團	其他	購股權(附註)	合計權益	合計權益佔已發行股本百分比
郭炳聯	—	—	—	2,237,767	—	2,237,767	0.38%
黎大鈞	—	—	—	—	3,000,000	3,000,000	0.52%
陳啟龍	—	—	—	—	1,103,500	1,103,500	0.19%

附註：購股權資料如下：

董事姓名	授予日期	行使價 $	於2006年7月1日尚未行使	於期內授予	於期內行使	於期內註銷／失效	於2006年12月31日尚未行使
黎大鈞(附註1)	2003年2月10日	9.29	3,000,000	—	—	—	3,000,000
陳啟龍(附註2及3)	2003年2月10日	9.20	133,500	—	—	—	133,500
	2004年2月5日	9.00	970,000	—	—	—	970,000

附註：

1. 購股權須於2003年2月10日至2011年7月16日期間按每股$9.29的價格行使。按原有的5,000,000份購股權，不多於20%的購股權可於2003年2月10日開始行使，不多於40%的購股權可於2003年7月17日開始行使，不多於60%的購股權可於2004年7月17日開始行使，不多於80%的購股權可於2005年7月17日開始行使，全數購股權可於2006年7月17日開始行使。

2. 購股權須於2003年5月2日至2012年5月1日期間按每股$9.20的價格行使。按原有的200,000份購股權，不多於三分之一的購股權可於2003年5月2日開始行使，不多於三分之二的購股權可於2004年5月2日開始行使，全數購股權可於2005年5月2日開始行使。

3. 購股權須於2005年2月5日至2014年2月4日期間按每股$9.00的價格行使。不多於三分之一的購股權可於2005年2月5日開始行使，不多於三分之二的購股權可於2006年2月5日開始行使，全數購股權可於2007年2月5日開始行使。

於相聯法團之權益

1. 於新鴻基地產發展有限公司股份及相關股份之權益

董事姓名	股份 個人	股份 配偶及未滿十八歲子女	股份 受控法團	股份 其他 (附註1)	股本衍生工具 購股權 (附註2)	合計權益	合計權益佔已發行股本百分比
郭炳聯	75,000	—	—	1,082,165,895	—	1,082,240,895	43.43%
黃奕鑑	145,904	—	—	—	—	145,904	0.006%
李家祥	—	—	18,000	—	—	18,000	0.0007%

附註1： 根據證券及期貨條例，該些股份中之1,058,988,347股股份權益，被視為郭炳湘先生、郭炳江先生及郭炳聯先生三人之間重疊的同一批權益，因三人為若干全權信託基金之受益人。

附註2： 購股權資料如下：

董事姓名	授予日期	行使價 $	於2006年7月1日尚未行使	於期內授予	於期內行使	於期內註銷／失效	於2006年12月31日尚未行使
郭炳聯	2001年7月16日	70.00	75,000	—	(75,000)	—	—
黃奕鑑	2001年7月16日	70.00	75,000	—	(75,000)	—	—

所有授出並獲接納的購股權，於授出日期第二年可行使最多三分之一，於授出日期第三年可行使最多三分之二，並於授出日期第四及第五年內隨時可行使全數或部份購股權，此後有關之購股權將期滿失效。

2. *於新意網集團有限公司股份及相關股份之權益*

	股份				股本衍生工具		
董事姓名	個人	配偶及未滿十八歲子女	受控法團	其他 （附註1）	購股權 （附註2）	合計權益	合計權益佔已發行股本百分比
郭炳聯	—	—	—	1,742,500	116,666	1,859,166	0.09%
黃奕鑑	100,000	—	—	—	60,000	160,000	0.008%
蘇承德	326,667	—	—	—	133,333	460,000	0.02%

附註1： 根據證券及期貨條例，該些股份中之1,070,000股股份權益，被視為郭炳湘先生、郭炳江先生及郭炳聯先生三人之間重疊的同一批權益，因三人為若干全權信託基金之受益人。

附註2： 購股權資料如下：

董事姓名	授予日期	行使價 $	於2006年7月1日尚未行使	於期內授予	於期內行使	於期內註銷／失效	於2006年12月31日尚未行使
郭炳聯	2001年4月7日	2.34	166,666	—	—	—	166,666
黃奕鑑	2001年4月7日	2.34	60,000	—	—	—	60,000
蘇承德	2002年7月8日	1.43	400,000	—	(266,667)	(133,333)	—
	2003年11月29日	1.59	400,000	—	(266,667)	—	133,333
	2005年11月10日	1.41	1,000,000	—	(1,000,000)	—	—

上述購股權可根據相關購股權計劃的條款及授出條件而行使。

3. 於其他相聯法團之股份權益

郭炳聯先生於下列相聯法團的股份中擁有以下權益：

相聯法團名稱	實益擁有人	經法團擁有之可歸屬權益（附註）	經法團擁有之可歸屬權益佔已發行股份百分比	經法團實際擁有之權益	實際權益佔已發行股份百分比
Splendid Kai Limited	—	2,500	25%	1,500	15%
Hung Carom Company Limited	—	25	25%	15	15%
Tinyau Company Limited	—	1	50%	1	50%
舉捷有限公司	—	8	80%	4	40%

附註：根據證券及期貨條例，該等權益乃被視為郭炳湘先生、郭炳江先生及郭炳聯先生三人之間重疊的同一批權益，因該等股份乃由數間公司持有，而彼等於該些公司股東大會上可控制三分之一或以上投票權的行使。

董事及最高行政人員於公司及其相聯法團之購股權中所持有的權益，乃現時被視為非上市實物結算股本衍生工具。公司之購股權詳細資料載於上述購股權計劃一節內。

除上文所披露者外，於2006年12月31日，概無董事及最高行政人員（包括彼等之配偶及未滿18歲之子女）及彼等之聯繫人士於本公司、其附屬公司或其任何相聯法團的股份、相關股份或債券中擁有或被視作擁有任何權益或淡倉，而須記錄於根據證券及期貨條例第352條所規定存置的登記冊內，或根據證券及期貨條例第XV部或根據香港聯合交易所有限公司證券上市規則（「上市規則」）之上市公司董事進行證券交易的標準守則（「標準守則」），須知會本公司及香港聯合交易所有限公司（「香港聯交所」）。

根據證券及期貨條例須披露權益及淡倉之股東

於2006年12月31日，根據證券及期貨條例第336條所規定存置的登記冊所載或據本公司獲悉，下列人士(本公司董事及最高行政人員不包括在內)擁有本公司股份及相關股份5%或以上的權益：

股東名稱	附註	股份數目	股份佔已發行股本百分比
Cellular 8 Holdings Limited(「Cellular 8」)	1及2	306,439,472	52.66%
新鴻基地產發展有限公司(「新鴻基地產」)	1及2	320,607,397	55.10%
HSBC International Trustee Limited(「HSBC」)	3	321,599,708	55.27%
Marathon Asset Management Limited		49,328,840	8.48%
Brandes Investment Partners, L.P.		47,367,330	8.14%
Templeton Asset Management Limited		29,214,500	5.02%

附註：

1. 就證券及期貨條例而言，Cellular 8於上述以其名稱持有的306,439,472股股份權益也屬新鴻基地產所有，原因為新鴻基地產控制Cellular 8三分之一或以上的權益。因此，上述以新鴻基地產之名稱持有的股份數目與Cellular 8之權益是重疊的。

2. 就證券及期貨條例而言，Cellular 8的相同權益也屬新鴻基地產透過其持有Cellular 8權益的新鴻基地產附屬公司所有。此等附屬公司為TFS Development Company Limited及Fourseas Investments Limited。

3. 就證券及期貨條例而言，新鴻基地產於上述以其名稱持有的股份權益(及上述其各附屬公司的權益)也屬HSBC所有，原因為HSBC持有或被視作持有新鴻基地產的股份。因此，上述以HSBC之名稱持有的股份數目與新鴻基地產之權益是重疊的。

除上文所披露者外，根據遵照證券及期貨條例第336條所存置的登記冊所記錄，概無其他人士擁有本公司5%或以上的股份或相關股份權益或淡倉。

購買，出售或贖回股份

於截至2006年12月31日止六個月期間內，本公司於香港聯交所購回其股份共913,500股，該等回購股份已被註銷。購回之詳情請參閱中期財務報表附註17。

該等回購股份之總價值(不包括費用)共$6,719,000，已從保留溢利賬及繳入盈餘賬中扣除。而相等於回購股份之面值共$91,000已從保留溢利轉撥至資本贖回儲備內。

除以上所述外，於截至2006年12月31日止六個月期間內，本公司及其任何附屬公司均無購買，出售或贖回本公司之股份。

審核委員會審閱中期業績

本公司之審核委員會自1999年起成立，負責向董事會作出意見及建議。其主席乃李家祥先生，獨立非執行董事並是專業會計專材，其他成員包括吳亮星先生、顏福健先生及黃奕鑑先生，大部份成員均為公司之獨立非執行董事。委員會成員均具備適當的業務或財務專長及經驗，為公司提供意見及建議。

審核委員會已於2007年2月9日開會審閱集團截至2006年12月31日止六個月之中期財務報表及內部審核報告。委員會相信本集團所採用的會計政策及計算方法乃符合及按照目前香港業內的最佳常規，落實執行一切會計政策。委員會發現財務報表並未遺漏任何特殊項目，並對該報表所披露的數據及闡釋，表示滿意。委員會亦對集團所採取的內部監控操施感到滿意。

截至2006年12月31日止六個月之中期財務報表未經審核，惟已由本公司外聘之核數師審閱。

本報告所披露之財務資料已符合上市規則附錄16的披露規定，並於呈交董事批准前，經審核委員會及核數師審閱。

企業管治

本公司致力建立及維持高水平的企業管治。於截至2006年12月31日止六個月期間內，本公司均應用及遵守上市規則附錄14企業管治常規守則(簡稱「企業管治守則」)之原則及規定，當中只偏離守則條文A.4.1項有關非執行董事的服務任期。公司之非執行董事的委任並無指定年期，惟根據本公司的細則，所有董事必須至少每三年一次於股東週年大會輪席告退，並由股東重選。因此，概無董事的委任年期超過三年。

董事將繼續監察及檢討本公司之企業管治常規，以確保遵守企業管治守則。

董事進行證券交易的標準守則

本集團採納上市規則附錄10所載的標準守則作為董事進行證券交易的行為守則。而類似的守則亦已被採納以供有關員工(其可能擁有一些未經公開而涉及股價之敏感資料)在買賣本公司股票時遵守。在向所有董事作出特定查詢後，彼等均確認於截至2006年12月31日止六個月期間內，皆有遵守標準守則及並沒有不遵守標準守則的情況。

承董事會命
公司秘書
李秀萍

香港，2007年3月1日

於本報告之日期，本公司之執行董事為黎大鈞先生及陳啟龍先生；非執行董事為郭炳聯先生、黃奕鑑先生、黎浩佳先生、蘇承德先生、張永鋭先生及潘魏仕先生；獨立非執行董事為李家祥先生，太平紳士、吳亮星先生，太平紳士、楊向東先生及顏福健先生。

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